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                 [Akin Gump Strauss Hauer & Feld LLP Letterhead]

                                December 22, 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Kurt K. Murao

       Re:   Eddie Bauer Holdings, Inc.
             Preliminary Proxy Statement on Schedule 14A filed November 24, 2006 File number 1-33070

Dear Mr. Murao:

     This letter responds on behalf of our client Eddie Bauer Holdings, Inc. (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in their letter dated December 7, 2006 (the "Letter"), relating to the preliminary proxy statement on Schedule 14A filed by the Company on November 24, 2006 (the "Proxy Statement"). For your convenience, we have set out the text of the comments from the Letter, followed by our response.

The Merger Agreement, page 40

     Comment 1. We note your disclosure that the Merger Agreement "[i]s not intended to provide any other factual information about Eddie Bauer, Parent, Merger Sub, or their affiliates" and "[c]ontains representations and warranties the parties thereto made to and solely for the benefit of each other." Please revise to remove any potential implication that the referenced Merger Agreement, or any description of its terms, does not constitute public disclosure under federal securities laws.

     Response 1. We note the Staff's comment and have revised the Proxy Statement by deleting the paragraph containing the sections referenced in the comment and inserting the following disclosure in its place:

"The Merger Agreement contains representations and warranties Eddie Bauer and Parent made to each other. The statements embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Eddie Bauer and Parent have exchanged in connection with signing the Merger Agreement. Please note that certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts."

     Comment 2. We note your disclosure that "[i]nformation concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Eddie Bauer's public

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disclosures." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

     Response 2. We note the Staff's comment and on behalf of the Company acknowledge that the Company is responsible for ensuring that statements included in the Proxy Statement are not misleading.

                                      * * *

     The requested representations from the Company are included in a letter from the Company to the Staff attached hereto. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (202) 887-4152 or by facsimile at (202) 955-7614. Thank you for your assistance.

                                        Very truly yours,

                                        /s/ J. Steven Patterson

                                        J. Steven Patterson


Enclosures

cc:      Shelley Milano, Eddie Bauer Holdings, Inc.
         Carol Anne Huff, Kirkland & Ellis LLP




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                            [Eddie Bauer Letterhead]

                                December 22, 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Kurt K. Murao

      Re:    Eddie Bauer Holdings, Inc.
             Preliminary Proxy Statement on Schedule 14A filed November 24, 2006 File number 1-33070

Dear Mr. Murao:

     This letter responds on behalf of Eddie Bauer Holdings, Inc. (the "Company") to the request for certain representations from the Company by the staff of the Securities and Exchange Commission (the "Staff") contained in their letter dated December 7, 2006 (the "Letter") relating to the preliminary proxy statement on Schedule 14A filed by the Company on November 24, 2006 (the "Proxy Statement").

     The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Very truly yours,


                                  /s/ Shelley Milano


                                  Shelley Milano
                                  Senior Vice President,
                                  General Counsel and Secretary



cc:      J. Steven Patterson, Akin Gump Strauss Hauer & Feld LLP